Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Updates on Negotiations for Investment
in its U.S. Renewable Energy Business

Singapore, July 14, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Renewable Power (“CPV Renewable”), a wholly-owned subsidiary of CPV Group LP, in which OPC has a 70% interest, and the North American infrastructure private equity fund (the “Investor”) party to the non-binding term sheet described in our report on Form 6-K furnished on April 16, 2024 (the “April 16 Form 6-K”), continue the negotiation of agreements relating to the Investor’s potential investment in CPV Renewable (the “Potential Transaction”). OPC also announced that the exclusivity period has been extended by a few weeks.  For further information on the Potential Transaction, see the April 16 Form 6-K.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Potential Transaction, the status of negotiations, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Potential Transaction and terms of the agreements for the Potential Transaction (if executed), the risk that the Potential Transaction is not completed on the terms as described herein or in the April 16 Form 6-K or at all, risks relating to conditions to closing if an agreement on the Potential Transaction is reached, and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.